UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Jianpu Technology Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

47738D101**

(CUSIP Number)

Sequoia Capital China Growth Fund III, L.P.

c/o Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1-1111, Cayman Islands

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes &Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

July 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American depositary shares, each two of which represents five Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 47738D101	SCHEDULE 13D	Page 2 of 17

1.	Names of Reporting Persons Sequoia Capital CV IV Holdco, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,952,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,952,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,952,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

The percentage is based upon 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 47738D101	SCHEDULE 13D	Page 3 of 17

1.	Names of Reporting Persons Sequoia Capital CV IV Senior Holdco, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,952,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,952,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,952,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

The percentage is based upon 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 47738D101	SCHEDULE 13D	Page 4 of 17

1.	Names of Reporting Persons Sequoia Capital China Venture Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,952,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,952,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,952,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

The percentage is based upon 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 47738D101	SCHEDULE 13D	Page 5 of 17

1.	Names of Reporting Persons SC China Venture IV Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,952,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,952,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,952,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

The percentage is based upon 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 47738D101	SCHEDULE 13D	Page 6 of 17

1.	Names of Reporting Persons Sequoia Capital China GF Holdco III-A, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,384,881
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,384,881

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,384,881
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

The percentage is based upon 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 47738D101	SCHEDULE 13D	Page 7 of 17

1.	Names of Reporting Persons Sequoia Capital China Growth Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,384,881
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,384,881
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,384,881
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

The percentage is based upon 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 47738D101	SCHEDULE 13D	Page 8 of 17

1.	Names of Reporting Persons SC China Growth III Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,384,881
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,384,881
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,384,881
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

The percentage is based upon 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 47738D101	SCHEDULE 13D	Page 9 of 17

1.	Names of Reporting Persons SC China Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,337,381
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,337,381
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,337,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

The percentage is based upon 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 47738D101	SCHEDULE 13D	Page 10 of 17

1.	Names of Reporting Persons SNP China Enterprises Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,337,381
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,337,381
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,337,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

The percentage is based upon 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 47738D101	SCHEDULE 13D	Page 11 of 17

1.	Names of Reporting Persons Nan Peng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,337,381
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,337,381
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,337,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]

The percentage is based upon 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 47738D101	SCHEDULE 13D	Page 12 of 17

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Ordinary Shares, $0.0001 par value per share (“Ordinary Shares”), of Jianpu Technology Inc., a Cayman Islands exempted company (“Jianpu”). The principal executive offices of Jianpu are located at 21/F Internet Finance Center, Danling Street, Beijing, People’s Republic of China (86-10) 8302-3688.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Sequoia Capital CV IV Holdco, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SCCV IV HOLDCO”); (2) Sequoia Capital CV IV Senior Holdco, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SCCV IV SENIOR HOLDCO”); (3) Sequoia Capital China Venture Fund IV, L.P., a Cayman Islands exempted limited partnership (“SCCVF IV”); (4) SC China Venture IV Management, L.P., a Cayman Islands exempted limited partnership (“SCCV IV MGMT”); (5) Sequoia Capital China GF Holdco III-A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SCCGF HOLDCO III-A”); (6) Sequoia Capital China Growth Fund III, L.P., a Cayman Islands exempted limited partnership (“SCCGF III”); (7) SC China Growth III Management, L.P., a Cayman Islands exempted limited partnership (“SCCG III MGMT”); (8) SC China Holding Limited, a Cayman Islands limited liability company (“SCC HOLD”); (9) SNP China Enterprises Limited, a British Virgin Islands limited liability company (“SNP”); and (10) Nan Peng Shen, a Hong Kong SAR citizen (“NS”).

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of each of SCCV IV HOLDCO, SCCV IV SENIOR HOLDCO, SCCVF IV, SCCV IV MGMT, SCCGF HOLDCO III-A, SCCGF III, SCCG III MGMT, SCC HOLD, SNP and NS is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 268, Grand Cayman, KY1-1111, Cayman Islands.

(c) The principal occupation or employment of each of SCCV IV HOLDCO, SCCV IV SENIOR HOLDCO, SCCVF IV, SCCGF HOLDCO III-A, and SCCGF III is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. SCCV IV SENIOR HOLDCO owns 100% of the outstanding ordinary shares of SCCV IV HOLDCO. SCCVF IV owns 100% of the outstanding ordinary shares of SCCV IV SENIOR HOLDCO. SCCGF III owns 100% of the outstanding ordinary shares of SCCGF HOLDCO III-A. The principal occupation of SCCV IV MGMT is to serve as the general partner of SCCVF IV and certain other affiliated investment funds. The principal occupation or employment of SCCG III MGMT is to serve as the general partner of SCCGF III and certain other affiliated investment funds. The principal occupation or employment of SCC HOLD is to serve as general partner of each of SCCV IV MGMT and SCCG III MGMT as well as certain other affiliated entities. The principal occupation or employment of SNP is to serve as the parent company of SCC HOLD. The principal occupation or employment of NS is to serve as the founding managing partner of Sequoia Capital China and the sole owner of SNP.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCC IV HOLDCO, SCCV IV SENIOR HOLDCO, SCCVF IV, SCCV IV MGMT, SCCGF HOLDCO III-A, SCCGF III, SCCG III MGMT and SCC HOLD are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. NS is a citizen of Hong Kong SAR.

CUSIP No. 47738D101	SCHEDULE 13D	Page 13 of 17

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 62,337,381 (the “Shares”). The Shares include 60,774,881 Ordinary Shares (the “Distributed Shares”) that were distributed to the Reporting Persons on July 31, 2018 in connection with the distribution by RONG360 Inc., Jianpu’s former parent company (“RONG360”), of the Jianpu ordinary shares held by it to the holders of its preferred stock (the “Distribution”). In the Distribution, the Reporting Persons received one Ordinary Share for each Series B Preferred Share (as defined below), Series C Preferred Share (as defined below) and Series D Preferred Share (as defined below) held. At the time of the Distribution, the Reporting Persons held (i) 43,190,000 of RONG360’s Series B preferred shares (“Series B Preferred Shares”), for which aggregate consideration of US$12.3 million was paid, (ii) 11,200,000 of RONG360’s Series C preferred shares (“Series C Preferred Shares”), for which aggregate consideration of US$10.0 million was paid, and (iii) 6,384,881 of RONG360’s Series D preferred shares (“Series D Preferred Shares”), for which aggregate consideration of US$15.0 million was paid. The Shares also include 1,562,500 Ordinary Shares purchased by the Reporting Persons in Jianpu’s initial public offering at the initial public offering price, for which aggregate consideration of US$5.0 million was paid. The source of the funds used to purchase the Ordinary Shares and the Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares described above is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in Jianpu for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis Jianpu’s financial condition and prospects and their respective interests in, and intentions with respect to, Jianpu and their respective investments in the securities of Jianpu, which review may be based on various factors, including Jianpu’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Jianpu’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in Jianpu or dispose of all or a portion of the securities of Jianpu that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of Jianpu regarding Jianpu, including, but not limited to, Jianpu’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to, and seek to influence, Jianpu regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownership of Ordinary Shares in this Statement are based upon the 317,592,002 Class A ordinary shares of the Issuer outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2018 (including Ordinary Shares underlying outstanding American Depository Shares). The Reporting Persons may be deemed to beneficially own an aggregate of 62,337,381 Ordinary Shares, which constitutes approximately 19.6% of Jianpu’s Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act.

SCCV IV HOLDCO may be deemed to beneficially own 55,952,500 Ordinary Shares, which represents approximately 17.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCV IV SENIOR HOLDCO, as the parent company of SCCV IV HOLDCO, may be deemed to beneficially own 55,952,500 Ordinary Shares, which represents approximately 17.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCVF IV, parent company of SCCV IV SENIOR HOLDCO, may be deemed to beneficially own 55,952,500 Ordinary Shares, which represents approximately 17.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

CUSIP No. 47738D101	SCHEDULE 13D	Page 14 of 17

SCC IV MGMT, as the general partner of SCCVF IV, may be deemed to beneficially own 55,952,500 Ordinary Shares, which represents approximately 17.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF HOLDCO III-A may be deemed to beneficially own 6,384,881 Ordinary Shares, which represents approximately 2.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF III, as the parent company of SCCGF HOLDCO III-A, may be deemed to beneficially own 6,384,881 Ordinary Shares, which represents approximately 2.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCG III MGMT, as the general partner of SCCGF III, may be deemed to beneficially own 6,384,881 Ordinary Shares, which represents approximately 2.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCC IV MGMT and SCCG III MGMT, may be deemed to beneficially own 62,337,381 Ordinary Shares, which represents approximately 19.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, as the parent company of SCC HOLD, may be deemed to beneficially own 62,337,381 Ordinary Shares, which represents approximately 19.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS, as the sole owner and the sole director of SNP, may be deemed to beneficially own 62,337,381 Ordinary Shares, which represents approximately 19.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days, except for the receipt of 60,774,881 Ordinary Shares in connection with the Distribution.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

CUSIP No. 47738D101	SCHEDULE 13D	Page 15 of 17

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Joint filing agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 10, 2018

SEQUOIA CAPITAL CV IV HOLDCO, LTD.

By: Sequoia Capital CV IV Senior Holdco, Ltd.

Its Member

By: Sequoia Capital China Venture Fund IV, L.P.

Its Member

By: SC China Venture IV Management, L.P.

Its General Partner

By: SC China Holding Limited

Its General Partner

/s/ Nan Peng Shen

Name: Nan Peng Shen

Title: Authorized Signatory

SEQUOIA CAPITAL CV IV SENIOR HOLDCO, LTD.

By: Sequoia Capital China Venture Fund IV, L.P.

Its Member

By: SC China Venture IV Management, L.P.

Its General Partner

By: SC China Holding Limited

Its General Partner

/s/ Nan Peng Shen

Name: Nan Peng Shen

Title: Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE FUND IV, L.P.

By: SC China Venture IV Management, L.P.

Its General Partner

By: SC China Holding Limited

Its General Partner

/s/ Nan Peng Shen

Name: Nan Peng Shen

Title: Authorized Signatory

SC CHINA VENTURE IV MANAGEMENT, L.P. By: SC China Holding Limited Its General Partner /s/ Nan Peng Shen Name: Nan Peng Shen Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GF HOLDCO III-A, LTD.

By: Sequoia Capital China Growth Fund III, L.P.

Its Sole Shareholder

By: SC China Growth III Management, L.P.

Its General Partner

By: SC China Holding Limited

Its General Partner

/s/ Nan Peng Shen

Name: Nan Peng Shen

Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND III, L.P.

By: SC China Growth III Management, L.P.

Its General Partner

By: SC China Holding Limited

Its General Partner

/s/ Nan Peng Shen

Name: Nan Peng Shen

Title: Authorized Signatory

SC CHINA GROWTH III MANAGEMENT, L.P. By: SC China Holding Limited Its General Partner /s/ Nan Peng Shen Name: Nan Peng Shen Title: Authorized Signatory

SC CHINA HOLDING LIMITED /s/ Nan Peng Shen Name: Nan Peng Shen Title: Authorized Signatory

SNP CHINA ENTERPRISES LIMITED /s/ Nan Peng Shen Name: Nan Peng Shen Title: Authorized Signatory

NAN PENG SHEN /s/ Nan Peng Shen Name: Nan Peng Shen